April 17, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Michael Clampitt

Re:                             Level One Bancorp, Inc.

Request for Acceleration of Effectiveness of Form S-1

SEC File No. 333-223866 (“Registration Statement”)

Dear Mr. Clampitt:

On behalf of Level One Bancorp, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement, as amended, be accelerated so that it will become effective at 10:00 a.m. (Washington, D.C. time), or as soon as practicable thereafter, on Thursday April 19, 2018.

Feel free to telephone Bill Fay of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-7470 with any questions or comments.

Very truly yours,

Level One Bancorp, Inc.

/s/ Patrick J. Fehring
Patrick J. Fehring
President and Chief Executive Officer